August 24, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re: Hotel Outsource Management International, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 000-50306

Dear Mr. Jacobs:

We are writing to provide the supplemental information requested in your letter of June 2, 2005.

SEC Comment

Please advise us how you accounted for the extinguishments of debt for which you issued shares of common stock. In your response, please disclose the difference between the reacquisition price, as represented by the fair value of the shares issued, and the net carrying value of the extinguished debt. Refer to paragraphs
3 and 19-21 of APB 26.

Response

In 2004, the company sought to improve its equity/debt ratio by, amongst other actions, raising equity from new investors, a rights offering to existing investors and, where possible, conversion of loans into equity. During 2004, the following transactions occurred:

                                           Per
Date        # of Shares    Consideration   Share   Description

May              220,000         110,000   0.50   New cash from non-shareholders

May              828,000        $414,000   0.50   Conversion of existing loans
                                                  from shareholders and others

July           2,834,358         936,000   0.33   Rights offering at 33c per share
                                                  to all shareholders; proceeds
                                                  represent $336,000 of new cash
                                                  and conversion of shareholder
                                                  loans of $600,000 made to the
                                                  company in March 2004.

Oct.             952,522         400,000   0.42   Conversion of existing $250,000
                                                  shareholder loan and additional
                                                  (new cash) loan of $150,000 made
                                                  in September.

               4,834,880      $1,860,000

                                       1

All the above transactions resulted in the issuance of restricted common stock.
No gains or losses were recognized on the loans that were extinguished by these equity transactions.

In accounting for these equity transactions, we recognize that they should be reflected at fair value, either of the consideration received or the consideration given up, which ever is the more clearly evident.

Except, perhaps, for cash transactions with unrelated parties, one would normally expect that the fair value of securities traded in the market would provide the clearest evidence of fair value. However, in our case, we believe that our common stock is so thinly and irregularly traded that such market transactions as may occur do not provide compelling evidence of fair value as of any particular point in time. As such, in the May conversions we used the May sales for cash to non-shareholders as evidence of the fair value of our shares, resulting in no gain or loss on the extinguishment.

The guidance in APB 16 would suggest that "The market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced should be considered in determining the fair value of securities issued." We recognize that this "reasonable period" is usually interpreted as a five day period (two days before, two days after). In our case, for example, from September 14, 2004 to November 10, 2004, (a period during which one of the above equity transactions took place) although the "quoted" price of our shares during that period was 45 cents, there were no market trades at all in our shares. To the extent that the "quoted" price of 45 cents is any indicator of
"fair value", the conversion transaction that took place at that time was at an effective price of 42 cents per share, inter alia reflecting the restricted nature of the stock issued. In connection with this analysis we looked at the last stock sales for cash of 33 cents in July during the rights offering and the sales to non-shareholders for 50 cents in May to further review the reasonableness of the 42 cents (which is the average of the two sales).

The equity transactions summarized above that took place in 2004 reflected both the introduction of new cash to the company and the conversion of certain loans made to the company, either during 2004 or previously. All of these equity transactions were the result of negotiation with the parties concerned. None of the loans had conversion options as part of initial terms.

For the equity transactions that were settled in (new) cash, we believe the cash proceeds are the appropriate measure of the value of the transaction. For the non-cash (i.e., loan conversion) transactions, we considered whether the carrying amount of the loans on our books was a reasonable reflection of their fair value. In certain cases, the loans were made within a reasonably short time before the conversion transactions took place; in other cases, although the loans had been outstanding for longer periods, we concluded that there was no compelling evidence that the carrying value of the loans on our books was materially different from their fair value.

                                       2

FAS 5 recognizes that, when accruing a loss contingency, it may not be possible to precisely determine an estimate of the loss but rather, a `range' of possible loss. In a similar manner, we do not believe that we can precisely determine the fair value of our common stock issued in non-cash transactions. Accordingly, we looked to the `range' of per share values that resulted from the negotiated equity transactions summarized above, in order to conclude whether or not the per share values that resulted were reasonable in the circumstances, i.e., that they fell within a range that, prima facie, appeared to be reasonable.

We recognize that, for any of the loan conversion transactions, it would be possible to impose a different per share value than that reflected in our books.
However, any alternative value used would, to some extent, involve arbitrary assumptions. At the time of preparation of our financial statements as of
December 31, 2004, we concluded that any difference that might result from the use of a different value - within the range of possible values implicit in these transactions - would not be material to our financial statements and that, accordingly, the values used were reasonable in the circumstances.

Very truly yours,

/s/ Jacob Ronnel

Jacob Ronnel CEO

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